April 24, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Washington, D.C. 20549

Attention: Jim Allegretto, Senior Assistant Chief Accountant

RE:	Unifi, Inc. Form 10-K for the Fiscal Year Ended June 30, 2013
Filed September 10, 2013 Form 10-Q for the Quarterly Period Ended December 29, 2013 Filed February 7, 2014 File No. 001-10542

Dear Mr. Allegretto:

Reference is made to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 14, 2014, in regards to the above-listed filings of Unifi, Inc. (the “Company,” “we,” or “our”). Our responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments (in boldface type) followed by the Company’s response.

Item 8. Financial Statements and Supplementary Data

24. Investments in Unconsolidated Affiliates and Variable Interest Entities, page F-37

1. We reviewed your response to comment 13 in our letter dated February 28, 2014. Since your financial statements for Parkdale America, LLC pursuant to Rule 3-09 of Regulation S-X are filed after the original due date of your Form 10-K, you are required to include summarized financial information of Parkdale America LLC in your audited financial statements included in the Form 10-K. If significance is met in any fiscal year presented under Rule 4-08(g) of Regulation S-X, your financial statement footnotes for each of the fiscal years presented should include summarized financial data for all investees (as opposed to the investees that are significant). The summarized annual financial data for each investee may be aggregated, but it should not be labeled “unaudited.” Please revise to provide audited summarized financial data.

Response to Comment 1:

Our 2013 Form 10-K included the information required by Rule 4-08(g) of Regulation S-X. We acknowledge that the summarized annual financial data required by Rule 4-08(g) should not be labeled as unaudited and in future filings, we will revise accordingly.

Mr. Jim Allegretto

U.S. Securities and Exchange Commission

April 24, 2014

Item 15. Exhibits, Financial Statement Schedules, page 46

2. We reviewed your response to comment 16 in our letter dated February 28, 2014. Given that your Form 10-K references financial statements to be filed, please revise to include disclosure in your June 30, 2013 10-K filing of the fact that your Form 10-K/A of the prior year included the equity method investee’s financial statements for the investee’s year most recently ended. This would provide a road map to the readers of the un-amended Form 10-K which financial statements are currently available for your equity investee.

Response to Comment 2:

In future filings, we will include disclosure in our Form 10-Ks indicating that the prior year’s Form 10-K/A, if applicable, included the equity method investee’s financial statements for the investee’s year most recently ended, with appropriate clarification that those financial statements cover periods that do not correspond with our financial statements in the Form 10-K. We note to the Staff that we already filed an amendment to the 2013 Form 10-K via our Form 10-K/A filing with the Commission on March 27, 2014, which filing contains PAL’s audited financial statements for the correct corresponding periods.

*     *     *     *     *

The goal and philosophy of the Company is, and has been in the past, to provide the public with effective, materially accurate and consistent financial reporting and disclosures. The undersigned, on behalf of the Company, acknowledges the following as requested by the Staff:

●	The Company is responsible for the adequacy and accuracy of the disclosures included in the filing;
●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any questions or requests for additional information regarding the referenced filings and this letter to the undersigned at (336) 316-5424 or jotterberg@unifi.com. Thank you for your attention to this matter.

Very truly yours,

/S/ JAMES M. OTTERBERG

James M. Otterberg

Vice President and Chief Financial Officer

cc:           William L. Jasper, Chairman and Chief Executive Officer

W. Randy Eaddy, General Counsel and Secretary

Richard W. Viola, McGuireWoods LLP